UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2007

Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NCL Corporation Ltd.
Susan Robison, (305) 436-4762
AnneMarie Mathews, (305) 436-4799
Daniel Mathewes, (305) 436-4607
PublicRelations@ncl.com
NCL Welcomes New Billion Dollar Shareholder - Star Cruises and Apollo Team Up to Boost NCL Growth
New Investment to Reinforce Success of Freestyle Cruising and the Industry’s Youngest Fleet
Miami —August 17, 2007
NCL Corporation Ltd (“NCL”), parent company of Norwegian Cruise Line and NCL America, announced today that private equity group, Apollo Management, LP (“Apollo”), has agreed to make a $1 billion cash equity investment in NCL.
The new investment, in the form of common stock alongside NCL’s existing sole shareholder, Star Cruises (“Star”), is designed to strengthen NCL’s balance sheet and its ability to continue to expand what is fast-becoming the youngest fleet in the industry, and to evolve further the company’s successful Freestyle Cruising concept first introduced in 2000.
“To have an investment on this scale by one of the very top names in the private equity world is a huge vote of confidence in the new NCL we have created since Star Cruises became the owner in 2000,” said NCL Corporation’s President and CEO Colin Veitch.
Steve Martinez, Partner at Apollo Management, added, “We are very excited to be forming this partnership with Star Cruises and the existing management team of NCL. Our investment will help NCL complete its transition into the youngest fleet in the cruise industry, with a truly original next generation product with its F3 concept ships. We believe the NCL brand has significant growth potential over many years to come.”
Under the terms of the proposed investment, which includes an agreement for additional future distributions to be made directly by NCL to Star, Apollo will become 50 percent owner of NCL and will name a majority of the NCL board with certain consent rights retained by Star. Star will retain all of its existing stock in NCL and will, like Apollo, be 50 percent owner of the recapitalized company.
Star Cruises Chairman and CEO Tan Sri KT Lim, welcomed the new partner and remarked on the opportunities that lie ahead: “Apollo’s significant financial commitment in NCL’s common stock means we have an equal partner who believes in the business as much as we do. This is a powerful validation of what we have achieved so far and of our vision for the future. It is also truly the start of the next — and most exciting — chapter for this great company.”
The proceeds of the Apollo investment will be used to repay existing NCL indebtedness, greatly increasing the liquidity available to fund a continuation of the dramatic new building program that has seen the introduction of eight purpose-built Freestyle Cruising ships to the fleet in just six years. The NCL-owned fleet today (excluding four chartered ships) stands at 19,740 berths, with another 15,000 berths under construction and under option, including the new Norwegian Gem due for delivery at the start of October this year.
As part of Apollo’s investment in NCL, Apollo and Star have entered into a sub-agreement relating to NCL’s U.S.-flagged Hawaii operations under the NCL America brand (“NCLA”) providing for deferred consideration to be paid to Star by NCL in the future. The sub-agreement is designed to support the business of NCLA in the near term and permit NCLA time to realize the benefits of various measures recently implemented to raise revenue yields and to lower crew turnover and payroll costs. Taken together with the pre-money valuation implied by Apollo’s $1 billion payment for 50 percent of the expanded equity, this added element of the transaction implies a total enterprise valuation of NCL of approximately $4 billion.
Completion of the transaction is expected early in Q4 2007 and is subject to customary conditions, including regulatory approval, Star Cruises shareholder approval, and Star and NCL lender consents.
The completion of the transaction will constitute a change of control under NCL’s outstanding 10 5/8% senior notes and NCL expects to make a change of control offer at 101% after completion as required under the indenture governing the notes.
About NCL Corporation
NCL Corporation Ltd. is an innovative cruise company headquartered in Miami, Florida, with a fleet of 14 ships in service and under construction. The corporation oversees the operations of Norwegian Cruise Line, NCL America, and Orient Lines. The company recently took delivery of its newest ship, Norwegian Pearl, and is currently building Norwegian Gem for delivery in October of 2007. In addition, NCL plans to build up to three new third generation Freestyle Cruising ships for delivery between 2009 and 2011.
NCL is on target to have the youngest fleet in the industry by the end of 2007 with the introduction of Norwegian Gem, providing guests the opportunity to enjoy the flexibility of Freestyle Cruising on the newest, most contemporary ships at sea. For high resolution, downloadable images, please log onto NCL’s website at www.ncl.com/pressroom. For further information on NCL Corporation, contact NCL in the U.S. and Canada at (800) 327-7030.

About Star Cruises
Star Cruises, the third largest cruise operator in the world, is a global cruise brand with a combined fleet of 21 ships with about 32,300 lower berths in service with an additional three ships and some 10,800 lower berths due to be delivered by 2010, cruising to destinations and islands in Asia-Pacific, North and South America, Hawaii, Caribbean, Alaska, Europe, Mediterranean, Bermuda and the Antarctica under the Star Cruises, Norwegian Cruise Line, NCL America, Orient Lines and Cruise Ferries brands.
Star Cruises is represented in more than 25 locations worldwide with offices in Australia, China, Germany, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, New Zealand, Philippines, Singapore, Sweden, Taiwan, Thailand, United Arab Emirates, United Kingdom and the United States of America.
About Apollo Management
Founded in 1990, Apollo is a leading private equity and capital markets investor with more than 17 years of experience investing across the capital structure of leveraged companies. The firm employs over 120 professionals and has offices in New York, Los Angeles, London, Singapore, Frankfurt and Paris. Since its inception, Apollo has managed more than $33 billion of capital across a wide variety of industries both domestically and internationally. The firm’s most recent private equity fund and its co-investment affiliate have capital commitments of approximately $11.6 billion. Investments in the leisure and hospitality industries have included Harrah’s Entertainment (pending), AMC Entertainment, Sirius Satellite Radio, Wyndham International, and Vail Resorts. Apollo is already active in the cruise industry, having invested in the upper premium Oceania Cruises brand earlier this year. Since buying the line, Apollo has supported the ordering of two new ships worth approximately $1 billion.
Questions and Answers for New Shareholder Announcement
Q. Who is the new shareholder?
A. The new shareholder is a leading private equity investor, Apollo Management. They have over $33 billion of assets under management and have significant investments in the cruise, leisure and entertainment sectors. Its investments in the leisure sector have included Vail Resorts, Oceania Cruises, Sirius Satellite Radio and AMC Entertainment among others. Earlier this year it announced the acquisition of Harrahs Entertainment.
Q. Why is NCL entering into this partnership with Apollo?
A. NCL is pleased to have one of the very top private equity firms in the world investing in the company. Apollo brings to NCL a second financially strong and supportive shareholder.

For NCL this means that we will now have not one but two strong shareholders who believe in the business as much as we do. This is a powerful validation of what we have achieved in the last seven and a half years and of our vision for the future.
The recently ordered F3 series of ships represents the next evolution of our fleet and our Freestyle Cruising product, and truly the start of the next and most exciting chapter of this great company’s history. This new investment gives us even greater fire power to continue that expansion.
Q. Why is Apollo entering into this partnership with NCL?
A. Apollo has recognized the opportunity of the NCL brand and sees enormous growth potential. NCL offers the youngest and most innovative fleet in the industry, specifically designed to meet the needs of today’s vacationer. The young and innovative fleet combined with the revolutionary Freestyle Cruising makes the brand a major force in the cruise industry. Apollo has also recognized the early impact of NCL’s new brand launch, which kicked off in the fourth quarter of 2006, which communicates the benefits of Freestyle Cruising in a compelling, exciting and entertaining way via a wide range of media.
Both shareholders are very excited by the prospect of the new innovative class of ship currently under construction — F3. This new class of post-panamax ship for NCL will incorporate a world of new features and will represent a further evolution of NCL’s progressive dismantling of the structure, regimentation and constraints of the traditional cruise experience.
Q. What will Star Cruises role be going forward?
A. Star Cruises has been a visionary owner of NCL and has played a vital role in the company’s development since it bought NCL in 2000. The launch of the industry-changing Freestyle Cruising, its rapid growth and the creation of the youngest, most innovative and exciting fleet in the industry have combined to bring NCL to where it is today. This major investment by Apollo validates this focused strategic development of NCL under Star Cruises’ ownership.
Star Cruises is entering into an active partnership with Apollo with both partners intending to bring their particular know-how to bear on increasing the value of their joint investment. Star Cruises representatives on the new board will be involved in all major aspects of NCL’s continued development, and Star has several key consent rights regarding the most important decisions to be taken at the board level.
Q. Will the company be run differently than it is today?
A. Apollo Management is looking forward to working with the existing management team, and has already developed a good working relationship with the senior team that has been involved in bringing this transaction to fruition. Apollo will continue to rely on the existing management team to run the day-to-day operations of the company as it does today.
Apollo Management will have three seats on the Board and Star Cruises will have two seats. These five seats are in addition to the non-voting status of the Chief Executive Officer. Apollo will have control of the board and will exert its influence primarily in strategy development and financial management through the board’s interaction with the CEO and Executive Committee who will remain responsible for the day-to-day running of the company.
Star Cruises, as shareholder, will also have certain important consent rights with respect to capital expenditures, acquisitions and divestitures, incurrence of indebtedness, raising of new equity capital, etc.
Q. Apollo Management is a majority owner of Oceania. Will Oceania and NCL be merged?
A. Oceania is a separate investment made by Apollo in a different segment of the cruise market. It is expected to remain a separate investment and a separate operating company.
Q. Does this transaction impact the U.S.-flag operations in Hawaii?
A. NCL remains committed to a strong U.S.-flag cruise business home ported in Hawaii. The company believes in the Hawaii market so strongly, that it has committed to treat the Hawaii operation separately in this transaction to provide needed time to implement recently announced measures to reduce capacity, improve the cost structure and increase revenues to bring the NCL America brand to profitability.
While there is no way of knowing for sure at this time whether these measures will be successful, Star Cruises has committed to bear certain specified costs and expenses of NCL America to allow time for the business to continue to develop so that the impact of these measures can be reflected in the financial performance of NCL America.
Q. What measures have been taken in Hawaii to raise revenue yields and to lower crew turnover in Hawaii?
A. In April, NCL announced the temporary withdrawal of Pride of Hawai`i from the Hawaii market effective February 2008 to help address the overcapacity in the Hawaii trade. In addition to the capacity reduction, NCL America has benefited from recent federal legislation allowing the company important hiring flexibility for a portion of the hotel crew who were formerly required to be green card holders and which will now allow for experienced international crew from the rest of the NCL fleet to join the NCL America ships. This will address the other major challenge relating to the U.S.-flagged operation, which has been unacceptably high crew turnover. This measure is expected to lower crew turnover and reduce manning costs.
The company continues to have a vision of a strong domestic cruise industry in Hawaii and firmly believes that the combination of steps taken will result in a strong NCL America delivering the best cruise itinerary anywhere in the world with the very highest standard of service at sea.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2007	NCL Corporation Ltd. (Registrant)
	By:	/s/ BONNIE S. BIUMI
Bonnie S. Biumi
Executive Vice President & Chief Financial Officer